Exhibit 99.3

PRESS RELEASE

Calyxt Announces Pricing of Offering Of Common Stock and Warrants

and Updates Business and Risk Factor Disclosure

February 18, 2022 – New York—Cellectis (Euronext Growth: ALCLS—Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, and Calyxt, Inc. (“Calyxt”), a majority-owned (61.8% as of December 31, 2021) subsidiary of Cellectis S.A., announced the placement to an institutional investor in an underwritten offering of (i) 3,880,000 shares of Calyxt common stock, (ii) pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”).

The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The pre-funded warrants will have an exercise price of $0.0001 per share of Calyxt common stock and the common warrants will have an exercise price of $1.41 per share of Calyxt common stock. The pre-funded warrants will be immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable six months after the date of issuance and will have a term of five years from the date of exercisability. The aggregate public offering price for each share of common stock or each pre-funded warrant and, in each case, an accompanying common warrant was $1.41. All securities sold in the Offering were sold by Calyxt.

In connection with the Offering, Calyxt disclosed certain preliminary estimated financial information as of December 31, 2021: Calyxt’s cash and cash equivalents was $13.7 million, restricted cash was $0.6 million, total current liabilities were $4.1 million, and financing lease obligations, including current portion, were $17.9 million.

This preliminary financial information, which has not been audited, is based on information currently available to Calyxt and is subject to the completion of Calyxt’s year-end financial closing procedures. It is possible that Calyxt’s independent registered public accounting firm may identify items that require Calyxt to make adjustments to the preliminary estimates set forth above and those changes could be material.

In connection with the Offering, Calyxt also provided an updated description of certain aspects of its business (the “Updated Calyxt Business Disclosure”) and updated the risk factor disclosure (the “Updated Calyxt Risk Factor Disclosure”) from Calyxt’s prior filings with the U.S. Securities and Exchange Commission.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR-T cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).. HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

About Calyxt:

Calyxt (Nasdaq: CLXT) is a plant-based synthetic biology company. The Company leverages its proprietary PlantSpring™ technology platform to engineer plant metabolism to produce innovative and high value plant-based chemistries for use in customers’ materials and products. As plant-based solutions, the Company’s synthetic biology products can be used in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified offerings are primarily delivered through its proprietary BioFactory™ production system. For more information, visit www.calyxt.com.

PlantSpring, BioFactory, and the Calyxt logo are trademarks of Calyxt, Inc. Any other trademarks belong to their respective owners.

For further information, please contact:

Calyxt Media Contact:	Calyxt Investor Relations Contact:
David Rosen/ John Garabo	Kimberly Minarovich
Argot Partners	Argot Partners
(212) 600-1902	(212) 600-1902
media@calyxt.com	investors@calyxt.com

Cellectis Media Contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33,

media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Cellectis Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577, arr@lifesciadvisors.com

Forward-looking Statements

This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.